Exhibit 12

[•], 2016	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com CLIENT/MATTER NUMBER 082961-0138

Hennessy Funds Trust 7250 Redwood Blvd. Suite 200 Novato, California 94945 The Westport Funds 235 Riverside Avenue Westport, Connecticut 06880
Re:	Federal income tax consequences of the transfer of assets of certain series of The Westport Funds to a series of Hennessy Funds Trust

Ladies and Gentlemen:

As counsel to Hennessy Funds Trust, a Delaware statutory trust (the “Trust”), we have been asked to advise you concerning the anticipated federal income tax consequences of the transactions to be carried out under that certain Agreement and Plan of Reorganization, dated as of [•], 2016 (the “Agreement”), by and between the Trust, on behalf of the Hennessy Cornerstone Mid Cap 30 Fund (the “Acquiring Fund”), and The Westport Funds, a Delaware statutory trust (“Westport”), on behalf of the Westport Fund and the Westport Select Cap Fund (each an “Acquired Fund”).  Schedule A shows certain information regarding the investment objectives and investment policies of each Acquired Fund and the Acquiring Fund, which information is excerpted from the Prospectus filed by Westport with the Securities and Exchange Commission with respect to the Transaction (the “Prospectus”).

The following transactions (referred to collectively herein as the “Transaction”) are contemplated under the Agreement: (i) each Acquired Fund will transfer all of its assets to the Acquiring Fund solely in exchange for voting shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of each Acquired Fund (other than certain excluded liabilities); and (ii) each Acquired Fund will distribute the voting shares of the Acquiring Fund received in step (i) to its shareholders in complete liquidation thereof.  Based on our review of the Agreement and related documents, neither dissenters’ rights nor appraisal rights will be available to the shareholders of either Acquired Fund.

Except as otherwise provided, all terms not defined herein shall have the meanings ascribed to them (or defined by reference) in the Agreement.  For purposes of this opinion, the term “Code” means the Internal Revenue Code of 1986, as amended, and all Section references are to the Code unless otherwise specified.

In rendering the opinion contained herein, we have relied on the following representations:

(a)	The Trust and Westport are each registered under the Investment Company Act of 1940 (the “1940 Act”) as an open-end management investment company.
(b)
Each Acquired Fund is a series of Westport and is treated as a separate corporation for federal income tax purposes pursuant to Section 851(g) of the Code; and the Acquiring Fund is a series of the Trust and is treated as a separate corporation for federal income tax purposes pursuant to Section 851(g) of the Code.

(c)	Each of the Acquired Funds and the Acquiring Fund has elected to be taxed as a regulated investment company (“RIC”) under Section 851 of the Code for all its taxable

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Hennessy Funds Trust
The Westport Funds
[•], 2016

periods (including the last short taxable period ending on the date of the Transaction in the case of an Acquired Fund) and has qualified for the special tax treatment afforded RICs under the Code. The Acquiring Fund intends to continue to qualify as a RIC after the Transaction.

(d)	Each shareholder of an Acquired Fund will receive in the Transaction solely voting shares of the Acquiring Fund in exchange for shares of the Acquired Fund.
(e)
The fair market value of the voting shares of the Acquiring Fund received by each shareholder of each Acquired Fund will be equal to the fair market value of the shares of the Acquired Fund surrendered in exchange therefor.

(f)
The Acquiring Fund will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by each Acquired Fund immediately prior to the Transaction.  For purposes of this representation, amounts used by an Acquired Fund to pay its transaction expenses, and all redemptions and distributions (except for distributions and redemptions occurring in the ordinary course of the Acquired Fund’s business as an open‑end investment company pursuant to Section 22(e) of the 1940 Act) made by the Acquired Fund immediately before the Transaction will be included as assets of the Acquired Fund held immediately prior to the Transaction.

(g)
The Acquiring Fund does not have any plan or intention to reacquire any of its shares issued in the Transaction, except to the extent necessary to comply with its legal obligations to redeem its own shares under Section 22(e) of the 1940 Act.

(h)
The Acquiring Fund has no plan or intention to effect dispositions of more than 66% (by market value) of the portfolio assets of either Acquired Fund acquired in the Transaction, other than dispositions made in the ordinary course of business.

(i)
On the date of the Transaction, at least 34% (by market value) of the portfolio assets of each Acquired Fund meet the investment objectives, strategies, policies, risks, and restrictions of the Acquiring Fund.  On the date of the Transaction, each Acquired Fund will not have altered its portfolio in connection with the Transaction to meet this 34% threshold.  On the date of the Transaction, the Acquiring Fund will not have any plan or intention to change any of its investment objectives, strategies, policies, risks, and restrictions after the Transaction.

(j)
To the best of the knowledge of the Acquiring Fund’s management, as of the business day preceding the Transaction, there was no plan or intention by the shareholders of either Acquired Fund to sell, exchange, or otherwise dispose of a number of the shares of such Acquired Fund (or the Acquiring Fund shares received in the Transaction), in connection with the Transaction, that would reduce the shareholders’ ownership of the shares of such Acquired Fund (or equivalent Acquiring Fund shares) to a number of shares that was less than 50% of the number of the shares of such Acquired Fund as of the record date.

(k)
The liabilities of each Acquired Fund assumed by the Acquiring Fund, and any liabilities to which the transferred assets of the Acquired Fund are subject, were incurred by the Acquired Fund in the ordinary course of its business.

(l)
The Acquiring Fund, each Acquired Fund, and the shareholders of each Acquired Fund will pay their respective expenses, if any, incurred in connection with the Transaction, except as provided in the following sentence.  Any expenses of an Acquired Fund or the Acquiring Fund that are paid or assumed by the investment advisor to the Acquired Fund and the Acquiring Fund will be solely and directly related to the Transaction in accordance with the guidelines established in Rev. Rul. 73-54, 1973-1 C.B. 187.

(m)	There is no intercorporate indebtedness existing between an Acquired Fund and the Acquiring Fund that was issued or acquired or will be settled at a discount.

Hennessy Funds Trust
The Westport Funds
[•], 2016

(n)
The Acquiring Fund and each Acquired Fund has qualified, and will qualify at the time of the Transaction, as a “regulated investment company” within the meaning of Sections 368(a)(2)(F) and 851 of the Code.

(o)
The fair market value of the assets of each Acquired Fund transferred to the Acquiring Fund will equal or exceed the sum of the liabilities assumed by the Acquiring Fund, plus the amount of liabilities, if any, to which the transferred assets are subject.

(p)	During the five-year period ending on the date of the Transaction, the Acquiring Fund has not owned, directly or indirectly, any shares of the Acquired Funds.
(q)	None of the Acquired Funds is under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.
(r)
With respect to the Acquiring Fund, neither the Acquiring Fund nor any person related (within the meaning of § 1.368-1(e)(4) of the Treasury Regulations) to the Acquiring Fund has any plan or intention to acquire, during the five-year period beginning on the date of the Transaction, with consideration other than shares of the Acquiring Fund, the Acquiring Fund shares furnished in exchange for a proprietary interest in any Acquired Fund in the Transaction, either directly or through any agreement or arrangement with any other person, other than redemptions by the Acquiring Fund in the ordinary course of its business as a series of an open-end investment company pursuant to Section 22(e) of the 1940 Act.

(s)
With respect to each Acquired Fund and the Acquiring Fund, during the five-year period ending on the date of the Transaction: (i) neither the Acquiring Fund nor any person related (as defined in § 1.368-1(e)(4) of the Treasury Regulations) to the Acquiring Fund has acquired the Acquired Fund’s shares with consideration other than shares of the Acquiring Fund; (ii) neither Acquired Fund nor any person related (as defined in § 1.368-1(e)(4) of the Treasury Regulations but without regard to § 1.368-1(e)(4)(i)(A) of the Treasury Regulations) to an Acquired Fund has acquired shares of the Acquired Fund with consideration other than shares of the Acquiring Fund or shares of the Acquired Fund, except for redemptions by the Acquired Fund in the ordinary course of its business as a series of an open-end investment company pursuant to Section 22(e) of the 1940 Act; and (iii) no distributions have been made with respect to the Acquired Fund’s shares (other than ordinary, normal, regular dividend distributions made pursuant to the Acquired Fund’s historic dividend paying practice), either directly or through any agreement or arrangement with any other person, except for distributions described in Sections 852 and 4982 of the Code as required for the Acquired Fund’s tax treatment as a RIC.

(t)
With respect to each Acquired Fund and the Acquiring Fund, the aggregate value of the acquisitions, redemptions, and distributions described in paragraphs (r) and (s) above does not exceed 50 percent of the value (without giving effect to such acquisitions, redemptions, and distributions) of the proprietary interest in the Acquired Fund on the date of the Transaction.

(u)	No cash will be distributed in lieu of fractional shares in the Transaction.
(v)
The total adjusted basis of the assets of each Acquired Fund transferred to the Acquiring Fund will equal or exceed the sum of the liabilities to be assumed by the Acquiring Fund, plus the amount of liabilities, if any, to which the transferred assets are subject.

(w)	No cash or property other than voting shares of the Acquiring Fund will be transferred by the Acquiring Fund to the Acquired Funds in the Transaction.
(x)
After the Transaction, no dividends or distributions will be made to the former shareholders of an Acquired Fund other than dividends and distributions made with regard to the shares of the Acquiring Fund received by such shareholder in the Transaction.

Hennessy Funds Trust
The Westport Funds
[•], 2016

(y)
At the time of the Transaction, no options, warrants, or rights are outstanding with respect to any shares of the Acquired Funds.  No options, warrants, or rights with respect to the shares of any Acquired Fund have been or will be redeemed in connection with the Transaction.

(z)
None of the Acquired Funds has filed an election pursuant to Notice 88-19, 1988-1 C.B. 486, or § 1.337(d)-5 of the Treasury Regulations, to be subject to rules similar to the rules of Section 1374 of the Code with respect to any net built-in gain on any assets acquired from another corporation.

SCOPE OF OPINION

The opinion expressed herein is rendered only with respect to the specific matters discussed herein.  We express no opinion with respect to any other federal, state, local or foreign income tax or legal aspect of the Transaction, and no inference should be drawn with respect to any matter not expressly opined upon.

In connection with the preparation of this opinion, we have examined the Proxy Statement and Prospectus filed on the date hereof by Westport with the Securities and Exchange Commission with respect to the Transaction (the “Proxy Statement”), the Agreement, and such other documents concerning the Transaction as we have deemed necessary.  We have assumed for all purposes that the Transaction will be effected as set forth above and as described in the Agreement and the Proxy Statement.  We have not made any independent investigation of the representations in connection with the Transaction.

Our opinion expressed herein is based upon existing law, regulations, administrative pronouncements, and judicial authority, all as in effect as of today’s date.  This opinion represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service (“IRS”) or the courts.  Accordingly, no assurance can be given that the opinion expressed herein, if contested, would be sustained by a court.  Furthermore, the authorities upon which we rely may be changed at any time, potentially with retroactive effect.  No assurances can be given as to the effect of any such changes on the conclusions expressed in this opinion.

OPINION

Based upon the representations as set forth above, and subject to the conditions and limitations included in the portion of this letter entitled SCOPE OF OPINION, we are of the opinion that for federal income tax purposes:

(1)
The acquisition by the Acquiring Fund of all the assets of the Acquired Funds solely in exchange for the voting shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Funds (other than certain excluded liabilities), followed by the distribution of the voting shares of the Acquiring Fund by the Acquired Funds, as described above, should qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Code.  The Acquiring Fund and each of the Acquired Funds should be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

(2)
No gain or loss should be recognized by any Acquired Fund upon the transfer of all its assets to the Acquiring Fund solely in exchange for voting shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (other than certain excluded liabilities), if any, and the subsequent distribution of those shares of the Acquiring Fund to the Acquired Fund’s shareholders in liquidation thereof (Sections 361(a), 357(a), 361(c)).

Hennessy Funds Trust
The Westport Funds
[•], 2016

(3)
The Acquiring Fund should not recognize any gain or loss on the receipt of the assets of the Acquired Funds solely in exchange for the Acquiring Fund’s voting shares and the Acquiring Fund’s assumption of the Acquired Funds’ liabilities (other than certain excluded liabilities), if any (Section 1032(a)).

(4)
The basis of the assets of an Acquired Fund in the hands of the Acquiring Fund should be the same as the basis of those assets in the hands of the Acquired Fund immediately prior to the Transaction (Section 362(b)).

(5)	The Acquiring Fund’s holding period for the Acquired Funds’ assets acquired in the Transaction should include the period during which the Acquired Funds held such assets (Section 1223(2)).
(6)
No gain or loss should be recognized by the shareholders of an Acquired Fund upon the liquidation of the Acquired Fund and upon the receipt of voting shares of the Acquiring Fund solely in exchange for their shares in the Acquired Fund (Section 354(a)).

(7)
The basis of the shares of the Acquiring Fund received by the shareholders of an Acquired Fund should be the same as the basis of the shares of the Acquired Fund constructively surrendered in exchange therefor (Section 358(a)(1)).

(8)
The holding period of shares of the Acquiring Fund received in the Transaction by the shareholders of an Acquired Fund should include the period during which such shareholders held the shares of the Acquired Fund constructively surrendered in exchange therefor, provided that the Acquired Fund’s shareholders held the shares of the Acquired Fund as a capital asset on the date of the Transaction (Section 1223(1)).

(9)
Pursuant to Section 381(a), the Acquiring Fund should succeed to and take into account the items of the Acquired Funds described in Section 381(c), subject to the provisions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the Treasury Regulations thereunder.

The opinion described above is not free from doubt.  For the acquisition of the assets of an Acquired Fund pursuant to the Transaction to qualify as a reorganization under Section 368(a) of the Code, the Acquiring Fund must continue the historic business of the Acquired Fund or use a significant portion of the Acquired Fund’s historic business assets in a business.  Although the IRS has issued many private letter rulings upholding reorganization status for transactions involving regulated investment companies, the only published guidance on the subject is Revenue Ruling 87-76, 1987-2 C.B. 84.  In that ruling, the IRS held that the “continuity of business enterprise” requirement was not met in the case of an acquisition of the assets of an investment company that invested in corporate stocks and bonds by another investment company that invested in municipal bonds, because investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds.  We believe the facts of this Transaction are distinguishable from those in the published ruling.

In view of the representations described in paragraphs (h) and (i) on page 3 of this opinion and in view of the similarities in the investment objectives of each Acquired Fund and the Acquiring Fund (which objectives are described in Schedule A), we are of the opinion that the “continuity of business enterprise” requirement should be deemed to be met with respect to the transfer of the assets of each Acquired Fund to the Acquiring Fund in the Transaction.  Nevertheless, as a result of the lack of authority on this issue, there exists some doubt as to whether the “continuity of business enterprise” requirement will be deemed to be met in the case of this transfer of assets pursuant to the Transaction.

Hennessy Funds Trust
The Westport Funds
[•], 2016

The opinion expressed herein is for the exclusive benefit of the Acquired Funds, the  Acquiring Fund, and their respective shareholders.  No other person shall be entitled to rely on this opinion.  We hereby consent to the references to our firm in the Proxy Statement and to the filing of this opinion as an exhibit to the Proxy Statement.  In giving this consent, we do not admit that we are experts within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of such Act.

Very truly yours,

DRAFT

Schedule A

Fund	Investment Objective and Principal Investment Policies
Westport Fund (Acquired Fund)
The investment objective of the Westport Fund is primarily capital appreciation and secondarily current income.  The Westport Fund seeks to achieve its investment goal by investing primarily in undervalued common stocks of mid-capitalization companies, companies having a market capitalization between $2 billion and $10 billion. The Westport Fund will opportunistically invest in securities of companies with both larger and smaller market capitalizations, but expects the median market capitalization of the Westport Fund to be in the mid-capitalization range. The Westport Fund considers several factors as part of its analysis for determining value, primarily the potential for capital appreciation and secondarily the potential for current income. However, the companies in which the Westport Fund invests typically do not distribute a meaningful level of earnings as dividends. Consequently, a company’s potential for capital appreciation receives much greater emphasis than current income.

Westport Advisers, LLC employs a modified “value” approach to the Westport Fund’s investments known as second generation value investing. The investment process begins with the identification of change in a company’s products, operations, or management. Once change is identified, Westport Advisers, LLC evaluates the company from a number of perspectives – what the market is willing to pay for stock of comparable companies, what a strategic buyer would pay for the whole company, and how the company’s products are positioned in their various markets – to estimate a company’s fundamental value and the extent of undervaluation, if any. In its overall assessment, Westport Advisers, LLC seeks stocks for the Westport Fund that it believes have a greater upside potential than risk over an 18- to 24-month holding period.

In addition to the principal investment strategies described above, Westport Advisers, LLC may decide to hold a certain portion of the Westport Fund’s assets in cash or cash equivalents in order to retain investment flexibility under a variety of circumstances or when market, economic or other conditions warrant.

Westport Select Cap Fund (Acquired Fund)
The investment objective of the Westport Select Cap Fund is long-term capital appreciation. The Westport Select Cap Fund invests primarily in common stocks of small capitalization companies selected for their capital appreciation potential. Under normal circumstances, the Westport Select Cap Fund seeks to achieve its investment goal by investing at least 65% of its net assets in the equity securities of companies with market capitalizations at the time of initial purchase within the range of those in the Russell 2000® Index. The market capitalization range of the Index changes constantly, and as a result, the capitalization of small cap companies in which the Westport Select Cap Fund will invest will also change. As of March 31, 2016, the market capitalization range of the Russell 2000® Index was approximately $14 million to $6.05 billion. If the market capitalization of a small cap company exceeds that of the largest capitalization company in the Russell 2000® Index, and Westport Advisers, LLC determines that the company continues to present a significant investment opportunity, the Westport Select Cap Fund may add to an existing position in that company’s securities by purchasing additional shares as long as the company’s market capitalization does not exceed 2.5 times that of the largest capitalization company in the Russell 2000® Index. Any such additional securities purchases will be considered purchases of small cap securities with respect to the 65% limitation. The Westport Select Cap Fund may also invest to a limited degree in companies that have larger market capitalizations.

Westport Advisers, LLC employs a modified “value” approach to the Westport Select Cap Fund’s investments known as second generation value investing. The investment process begins with the identification of change in a company’s products, operations, or management. Once change is identified, Westport Advisers, LLC evaluates the company from a number of perspectives – what the market is willing to pay for stock of comparable companies, what a strategic buyer would pay for the whole company, and how the company’s products are positioned in their various markets – to estimate a company’s fundamental value and the extent of undervaluation, if any. In its overall assessment, Westport Advisers, LLC seeks stocks for the Westport Select Cap Fund that it believes have a greater upside potential than risk over an 18- to 24-month holding period.

In addition to the principal investment strategies described above, Westport Advisers, LLC may decide to hold a certain portion of the Westport Select Cap Fund’s assets in cash or cash equivalents in order to retain investment flexibility under a variety of circumstances or when market, economic or other conditions warrant.

Hennessy Cornerstone Mid Cap 30 Fund (Acquiring Fund)
The Hennessy Cornerstone Mid Cap 30 Fund seeks long-term growth of capital. The Hennessy Cornerstone Mid Cap 30 Fund normally invests at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in mid-cap, growth-orientated stocks by utilizing a highly-disciplined, quantitative formula known as the Cornerstone Mid Cap 30 Formula® (the “Formula”). From a universe of stocks of mid-cap companies (defined as companies that have a market cap of between $1 billion and $10 billion), excluding American Depositary Receipts, the Formula selects the 30 common stocks with the highest one-year price appreciation as of the date of purchase that also meet the following criteria:

1.	Price-to-sales ratio below 1.5.

This value criterion helps to uncover relative bargains. The Formula uses sales as its guide because sales figures are more difficult for companies to manipulate than earnings and frequently provide a clearer picture of a company’s potential value.

2.	Annual earnings that are higher than the previous year.

While we have found that sales may be the best indicator of a company’s value, the Formula considers improved earnings to be a key indicator of a company’s financial strength.

3.	Positive stock price appreciation, or relative strength, over the past three and six-month periods.

Historically, relative strength has been one of the most influential variables in predicting which stocks will outperform the market.

The Fund purchases 30 stocks as dictated by the Formula, weighted equally by dollar amount, with 3.33% of the portfolio’s assets invested in each. Using the Formula, the universe of stocks is re-screened and the portfolio is rebalanced annually, generally in the fall. Stocks meeting the Formula’s criteria not currently in the portfolio are purchased, and stocks that no longer meet the criteria are sold. Holdings of all stocks in the Fund that continue to meet the criteria are appropriately increased or decreased to result in an equal 3.33% weighting.